Exhibit 99.2

Magna International Inc.

Consolidated Financial Statements

December 31, 2019

Magna International Inc.
337 Magna Drive
Aurora, Ontario L4G 7K1
Tel	(905) 726-2462
Fax	(905) 726-7164

Consolidated Financial Statements

Magna International Inc.

December 31, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Magna International Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Magna International Inc. and subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2020, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Equity Method Investments — Refer to Notes 1 and 4 to the Financial Statements

Critical Audit Matter Description

The Company monitors its equity method investments for indicators of other-than-temporary declines in value on an ongoing basis and determined that indicators of impairment were present related to its investments in Getrag (Jiangxi) Transmission Co., Ltd, Getrag Ford Transmission GmbH, and Dongfeng Getrag Transmission Co. Ltd (collectively, “the investments”). The Company undertook an impairment analysis to determine the fair values of the investments utilizing an income approach based on discounted cash flows to derive the respective fair values of the investments and concluded there was an impairment loss. Key management estimates utilized in the analyses were forecasted revenues, terminal growth rates, and discount rates.

There were significant estimates and assumptions made by management to estimate the fair values of the investments. Performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions related to the selection of discount rates, terminal growth rates and forecasts of future revenues required a high degree of auditor judgment and an increased  extent of effort, including the need to involve fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to discount rates, terminal growth rates, and forecasts of future revenues used to estimate the fair values of the investments included the following, among others:

• Evaluated the effectiveness of controls over management’s impairment evaluation of the investments, including those over the determination of the investments’ fair value calculations. This included controls related to management’s selection of discount rates, terminal growth rates and forecasts of future revenues.

• Evaluated management’s ability to accurately forecast future revenues by comparing actual results to the historical forecasts made for the investments.

• Evaluated the reasonableness of management’s revenue forecasts by comparing the forecasts to:

—           Forecasted information underlying the business plans of the equity method investments, as well as industry reports

—           External volume forecasts for the automotive industry

—           Signed contracts, or letters of intent, where applicable

• With the assistance of fair value specialists, evaluated the reasonableness of the (1) discount rates and (2) terminal growth rates, including testing the source information underlying the determination of the discount rates and terminal growth rates, and developing a range of independent estimates and comparing those to the discount rates and terminal growth rates selected by management.

/s/ “Deloitte LLP”

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

March 5, 2020

We have served as the Company’s auditor since 2014.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Magna International Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Magna International Inc. and subsidiaries (the “Company”) as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2019 of the Company and our report dated March 5, 2020, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ “Deloitte LLP”

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

March 5, 2020

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[U.S. dollars in millions, except per share figures]

Years ended December 31,

	Note	2019	2018

Sales		$39,431	$40,827

Costs and expenses
Cost of goods sold		34,022	35,055
Depreciation and amortization		1,345	1,278
Selling, general and administrative		1,697	1,664
Interest expense, net	17	82	93
Equity income		(178)	(277)
Other expense, net	4	240	63
Income from operations before income taxes		2,223	2,951
Income taxes	12	591	619
Net income		1,632	2,332
Loss (income) attributable to non-controlling interests	4	133	(36)
Net income attributable to Magna International Inc.		$1,765	$2,296

Earnings per Common Share:	5
Basic		$5.61	$6.65
Diluted		$5.59	$6.61

Weighted average number of Common Shares outstanding during the year [in millions]:	5
Basic		314.7	345.4
Diluted		315.8	347.5

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[U.S. dollars in millions]

Years ended December 31,

	Note	2019	2018

Net income		$1,632	$2,332

Other comprehensive income (loss), net of tax:	22
Net unrealized loss on translation of net investment in foreign operations		(25)	(515)
Net unrealized gain (loss) on cash flow hedges		102	(106)
Reclassification of net loss (gain) on cash flow hedges to net income		4	(1)
Reclassification of net loss on pensions to net income		8	6
Pension and post-retirement benefits		(47)	(13)
Other comprehensive income (loss)		42	(629)
Comprehensive income		1,674	1,703
Comprehensive loss (income) attributable to non-controlling interests		140	(11)
Comprehensive income attributable to Magna International Inc.		$1,814	$1,692

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[U.S. dollars in millions, except shares issued]

As at December 31,

	Note	2019	2018

ASSETS
Current assets
Cash and cash equivalents	6	$1,276	$684
Accounts receivable		5,927	6,548
Inventories	8	3,304	3,403
Prepaid expenses and other	6, 17	238	193
Income taxes receivable		—	57
Assets held for sale	3	—	949
		10,745	11,834

Investments	9	1,210	2,189
Fixed assets, net	10	8,260	8,095
Operating lease right-of-use assets	18	1,811	—
Intangible assets, net	13	484	560
Goodwill	7, 11	1,976	1,979
Deferred tax assets	12	308	300
Other assets	14, 19	996	988
		$25,790	$25,945

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	17	$—	$1,098
Accounts payable		5,628	6,094
Accrued salaries and wages	15	753	769
Other accrued liabilities	16	1,800	1,734
Income taxes payable		17	—
Long-term debt due within one year	17	106	201
Current portion of operating lease liabilities	18	225	—
Liabilities held for sale	3	—	408
		8,529	10,304

Long-term debt	17	3,062	3,084
Operating lease liabilities	18	1,601	—
Long-term employee benefit liabilities	19	677	597
Other long-term liabilities	20	371	400
Deferred tax liabilities	12	419	401
		14,659	14,786

Shareholders’ equity
Common Shares [issued: 2019 — 303,250,415; 2018 — 327,339,095]	21	3,198	3,380
Contributed surplus		127	120
Retained earnings		8,596	8,376
Accumulated other comprehensive loss	22	(1,090)	(1,175)
		10,831	10,701

Non-controlling interests		300	458
		11,131	11,159
		$25,790	$25,945

Commitments and contingencies [notes 17, 18, 23 and 24]

See accompanying notes

On behalf of the Board:

/s/ “Robert F. MacLellan”	/s/ “William L. Young”
Director	Chairman of the Board

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[U.S. dollars in millions]

Years ended December 31,

	Note	2019	2018

OPERATING ACTIVITIES
Net income		$1,632	$2,332
Items not involving current cash flows	6	1,976	1,539
		3,608	3,871
Changes in operating assets and liabilities	6	352	(153)
Cash provided from operating activities		3,960	3,718

INVESTMENT ACTIVITIES
Fixed asset additions		(1,441)	(1,650)
Proceeds from sale of (investment in) Lyft, Inc.	4	231	(220)
Increase in investments, other assets and intangible assets		(394)	(481)
Proceeds from dispositions		185	223
Acquisitions	7	(147)	(148)
Proceeds on sale of business	3	1,132	—
Cash used for investing activities		(434)	(2,276)

FINANCING ACTIVITIES
Issues of debt	17	47	172
(Decrease) increase in short-term borrowings		(1,124)	866
Repayments of debt	17	(149)	(171)
Issue of Common Share on exercise of stock options		44	50
Shares repurchased for tax withholdings on vesting of equity awards		(9)	(16)
Repurchase of Common Shares	21	(1,289)	(1,831)
Contributions to subsidiaries by non-controlling interests		4	4
Dividends paid to non-controlling interests		(22)	(69)
Dividends paid		(449)	(448)
Cash used for financing activities		(2,947)	(1,443)

Effect of exchange rate changes on cash, cash equivalents and restricted cash equivalents		11	(36)

Net increase (decrease) in cash, cash equivalents and restricted cash equivalents during the year		590	(37)
Cash, cash equivalents and restricted cash equivalents beginning of year		802	839
Cash, cash equivalents and restricted cash equivalents, end of year	6	$1,392	$802

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[U.S. dollars in millions, except number of common shares]

	Common Shares					Non-
		Stated	Contributed	Retained		controlling	Total
	Number	Value	Surplus	Earnings	AOCL [i]	Interests	Equity
	[in millions]

Balance, December 31, 2017	358.1	$3,617	$119	$8,077	$(600)	$502	$11,715
Net income				2,296		36	2,332
Other comprehensive loss					(604)	(25)	(629)
Shares issued on exercise of stock options	1.3	60	(10)				50
Release of stock and stock units	0.6	30	(30)				—
Shares repurchased for tax withholdings on vesting of equity awards	(0.3)	(3)		(13)			(16)
Repurchase and cancellation under normal course issuer bids [note 21]	(32.6)	(334)		(1,526)	29		(1,831)
Stock-based compensation expense			41				41
Acquisition						10	10
Contribution by non-controlling interest						4	4
Dividends paid to non-controlling interests						(69)	(69)
Dividends paid [$1.32 per share]	0.2	10		(458)			(448)
Balance, December 31, 2018	327.3	$3,380	$120	$8,376	$(1,175)	$458	$11,159
Adoption of ASU No. 2016-02 [note 2]				(25)			(25)
Balance, December 31, 2018, as adjusted	327.3	$3,380	$120	$8,351	$(1,175)	$458	$11,134
Net income				1,765		(133)	1,632
Other comprehensive income					49	(7)	42
Contribution by non-controlling interests						4	4
Sale of business [note 3]					8		8
Shares issued on exercise of stock options	1.2	53	(9)				44
Release of stock and stock units	0.3	20	(20)				—
Shares repurchased for tax withholdings on vesting of equity awards	(0.1)	(2)		(7)			(9)
Repurchase and cancellation under normal course issuer bids [note 21]	(25.8)	(268)		(1,049)	28		(1,289)
Stock-based compensation expense			36				36
Dividends paid to non-controlling interests						(22)	(22)
Dividends paid [$1.46 per share]	0.3	15		(464)			(449)
Balance, December 31, 2019	303.2	$3,198	$127	$8,596	$(1,090)	$300	$11,131

[i]        AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

1.     SIGNIFICANT ACCOUNTING POLICIES

Magna International Inc. [collectively “Magna” or the “Company”] is a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mirrors & lighting, mechatronics and roof systems. Magna also has electronic and software capabilities across many of these areas.

The consolidated financial statements have been prepared in U.S. dollars following accounting principles generally accepted in the United States [“GAAP”].

Principles of consolidation

The Consolidated Financial Statements include the accounts of Magna and its subsidiaries in which Magna has a controlling financial interest and is the primary beneficiary. The Company presents non-controlling interests as a separate component within Shareholders’ equity in the Consolidated Balance Sheets. All intercompany balances and transactions have been eliminated.

Foreign currency translation

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates.

Assets and liabilities of the Company’s operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at year end, and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company’s net investment in these operations are included in comprehensive income and are deferred in accumulated other comprehensive loss. Foreign exchange gains or losses on debt that was designated as a hedge of the Company’s net investment in these operations are also recorded in accumulated other comprehensive loss.

Foreign exchange gains and losses on transactions occurring in a currency other than an operation’s functional currency are reflected in income, except for gains and losses on foreign exchange contracts used to hedge specific future commitments in foreign currencies and on intercompany balances which are designated as long-term investments. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company’s future committed foreign currency based outflows and inflows. Most of the Company’s foreign exchange contracts are subject to master netting arrangements that provide for the net settlement of contracts, by counterparty, in the event of default or termination. All derivative instruments, including foreign exchange contracts, are recorded on the consolidated balance sheet at fair value. The fair values of derivatives are recorded on a gross basis in prepaid expenses and other, other assets, other accrued liabilities or other long-term liabilities. To the extent that cash flow hedges are effective, the change in their fair value is recorded in other comprehensive income; any ineffective portion is recorded in net income. Amounts accumulated in other comprehensive loss are reclassified to net income in the period in which the hedged item affects net income.

If the Company’s foreign exchange forward contracts cease to be effective as hedges, for example if projected foreign cash inflows or outflows declined significantly, gains or losses pertaining to the portion of the hedging transactions in excess of projected foreign currency denominated cash flows would be recognized in income at the time this condition was identified.

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and short-term investments with remaining maturities of less than three months at acquisition.

2019 Annual Financial Statements

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Inventories

Production inventories and tooling inventories manufactured in-house are valued at the lower of cost determined substantially on a first-in, first-out basis, or net realizable value. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead.

Investments

The Company accounts for investments in companies over which it has the ability to exercise significant influence, but does not hold a controlling financial interest, under the equity method [“Equity method investments”]. The Company monitors its equity method investments for indicators of other-than-temporary declines in value on an ongoing basis. If the Company determines that an other-than-temporary decline in value has occurred, it recognizes an impairment loss, which is measured as the difference between the book value and the fair value of the investment. Fair value is generally determined using an income approach based on discounted cash flows. The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820, “Fair Value Measurement” and primarily consist of expected investee revenue and costs, estimated production volumes and discount rates.

The Company also has investments in private and publicly traded technology companies over which it does not have the ability to exercise significant influence. The Company has elected to use the measurement alternative, defined as cost, less impairments, adjusted by observable price changes to measure the private equity investments. The Company values its investments in publicly traded equity securities using the closing price on the measurement date, as reported on the stock exchange on which the securities are traded.

Private equity investments are subject to impairment reviews conducted on a quarterly basis. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant impact on the investee’s fair value. Upon determining that an impairment may exist, the security’s fair value is calculated and compared to its carrying value.  An impairment is recognized immediately if the carrying value exceeds the fair value.

Long-lived assets

Fixed assets are recorded at historical cost. Depreciation is provided on a straight-line basis over the estimated useful lives of fixed assets at annual rates of 2½% to 5% for buildings, 7% to 10% for general purpose equipment and 10% to 33% for special purpose equipment.

Finite-lived intangible assets, which have arisen principally through acquisitions, include customer relationship intangibles and patents and licences. These finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives which range from 4 to 15 years.

The Company assesses fixed and finite-lived intangible assets for recoverability whenever indicators of impairment exist. If the carrying value of the asset exceeds the estimated undiscounted cash flows from the use of the asset, then an impairment loss is recognized to write the asset down to fair value. The fair value of fixed and finite-lived intangible assets is generally determined using estimated discounted future cash flows.

Goodwill

Goodwill represents the excess of the cost of an acquired enterprise over the fair value of the identifiable assets acquired and liabilities assumed less any subsequent write-downs for impairment. Goodwill is reviewed for impairment in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit’s net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, an impairment is recognized based on that difference. The fair value of a reporting unit is determined using its estimated discounted future cash flows.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Tooling and Pre-Production Engineering Costs Related to Long-Term Supply Agreements

The Company incurs pre-production engineering and tooling costs related to the products produced for its customers under long-term supply agreements. Customer reimbursements for tooling and pre-production engineering activities that are part of a long-term supply arrangement are accounted for as a reduction of cost. Pre-production costs related to long-term supply arrangements with a contractual guarantee for reimbursement are included in the Company’s Other assets.

The Company expenses all pre-production engineering costs for which reimbursement is not contractually guaranteed by the customer. All tooling costs related to customer-owned tools for which reimbursement is not contractually guaranteed by the customer or for which the Company does not have a non-cancelable right to use the tooling are also expensed.

Warranty

The Company has assurance warranties and records product warranty liabilities based on its individual customer agreements. Under most customer agreements, the Company only accounts for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. However, for certain complete vehicle assembly, powertrain systems and electronics contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements and/or the Company’s warranty experience.  Product liability and recall provisions are established based on the Company’s best estimate of the amounts necessary to settle existing claims which typically take into account: the number of units that may be returned; the cost of the product being replaced; labour to remove and replace the defective part; and the customer’s administrative costs relating to the recall.  Judgement is also required as to the ultimate negotiated sharing of the cost between the Company, the customer and, in some cases, a supplier to the Company.

When a decision to recall a product has been made or is probable, the Company’s portion of the estimated cost of the recall is recorded as a charge to income in that period. The Company monitors warranty activity on an ongoing basis and adjusts reserve balances when it is probable that future warranty costs will be different than those previously estimated.

Income taxes

The Company uses the liability method of tax allocation to account for income taxes. Under the liability method of tax allocation, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

No deferred tax liability is recorded for taxes on undistributed earnings and translation adjustments of foreign subsidiaries if these items are either considered to be reinvested for the foreseeable future or if they are available for repatriation and are not subject to further tax on remittance. Taxes are recorded on such foreign undistributed earnings and translation adjustments when it becomes apparent that such earnings will be distributed in the foreseeable future and the Company will incur further tax on remittance.

Recognition of uncertain tax positions is dependent on whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Leases

The Company determines if an arrangement is a lease or contains a lease at inception. Leases with an initial term of 12 months or less are considered short-term and are not recorded on the balance sheet.  The Company recognizes operating lease expense for these leases on a straight-line basis over the lease term.

Operating lease right-of-use [“ROU”] assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date.  As the rate implicit in the lease is not readily determinable for the Company’s operating leases, an incremental borrowing rate is generally used to determine the present value of future lease payments. The incremental borrowing rate for each lease is based on the Company’s estimated borrowing rate over a similar term to that of the lease payments, adjusted for various factors including collateralization, location and currency.

A majority of the Company’s leases for manufacturing facilities are subject to variable lease-related payments, such as escalation clauses based on consumer price index rates or other similar indices.  Variable payments that are based on an index or a rate are included in the recognition of the Company’s ROU assets and lease liabilities using the index or rate at lease commencement.  Subsequent changes to these lease payments due to rate or index updates are recorded as lease expense in the period incurred.

The Company’s lease agreements generally exclude non-lease components.  As a result, non-lease components are accounted for separately for all classes of assets and expensed as incurred. In addition, the Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Employee future benefit plans

The cost of providing benefits through defined benefit pensions, lump sum termination and long service payment arrangements, and post-retirement benefits other than pensions is actuarially determined and recognized in income using the projected benefit method pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and, with respect to medical benefits, expected health care costs. Differences arising from plan amendments, changes in assumptions and experience gains and losses that are greater than 10% of the greater of: [i] the accrued benefit obligation at the beginning of the year; and [ii] the fair value [or market related value] of plan assets at the beginning of the year, are recognized in income over the expected average remaining service life of employees. Gains related to plan curtailments are recognized when the event giving rise to the curtailment has occurred. Plan assets are valued at fair value. The cost of providing benefits through defined contribution pension plans is charged to income in the period in respect of which contributions become payable.

The funded status of the plans is measured as the difference between the plan assets at fair value and the projected benefit obligation [“PBO”]. The aggregate of all overfunded plans is recorded in other assets, and the aggregate of all underfunded plans in long-term employee benefit liabilities. The portion of the amount by which the actuarial present value of benefits included in the PBO exceeds the fair value of plan assets, payable in the next twelve months, is reflected in other accrued liabilities.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Revenue recognition

The Company enters into contracts with its customers to provide production parts or assembled vehicles. Contracts do not commit the customer to a specified quantity of products; however, the Company is generally required to fulfill its customers’ purchasing requirements for the production life of the vehicle. Contracts do not typically become a performance obligation until the Company receives either a purchase order and/or a customer release for a specific number of parts or assembled vehicles at a specified price. While long-term supply agreements may range from five to seven years, contracts may be terminated by customers at any time. Historically, terminations have been minimal. Contracts may also provide for annual price reductions over the production life of the vehicle, and prices are adjusted on an ongoing basis to reflect changes in product content/cost and other commercial factors.

Revenue is recognized at a point in time when control of the parts produced or assembled vehicles are transferred to the customer according to the terms of the contract. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to in exchange for those products based on purchase orders, annual price reductions and ongoing price adjustments [some of which is accounted for as variable consideration]. The Company uses the expected value method, taking into account historical data and the status of current negotiations, to estimate the amount to which it expects to be entitled. Significant changes to the Company’s estimates of variable consideration are not expected.

The Company’s complete vehicle assembly contracts with customers are complex and often include promises to transfer multiple products and services to a customer, some of which may be implicitly contracted for. For these complex arrangements, each good or service is evaluated to determine whether it represents a distinct performance obligation, and whether it should be characterized as revenue or reimbursement of costs incurred. The total transaction price is then allocated to the distinct performance obligations based on the expected cost or cost plus a margin approach and recognized as revenue as discussed above.

The Company also performs tooling and engineering activities for its customers that are not part of a long-term production arrangement. Tooling and engineering revenue are recognized at a point in time or over time depending, among other considerations, on whether the Company has an enforceable right to payment plus a reasonable profit, for performance completed to date. Over-time recognition utilizes costs incurred to date relative to total estimated costs at completion, to measure progress toward satisfying performance obligations.  Revenue is recognized as control is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods and services. Total tooling and engineering sales were $749.1 million [2018 - $824.6 million] for the year ended December 31, 2019.

The Company’s customers pay for products received in accordance with payment terms that are customary in the industry, typically 30 to 90 days. The Company’s contracts with its customers do not have significant financing components.

Amounts billed to customers related to shipping and handling costs are included in Sales in the Consolidated Statements of Income. Shipping and handling costs are accounted for as fulfillment costs and are included in Cost of goods sold in the Consolidated Statements of Income.

Taxes assessed by a governmental authority that are both imposed on, and concurrent with, a specific revenue-producing transaction that are collected by the Company from a customer are excluded from revenue.

The Company does not disclose the value of unsatisfied performance obligations for [i] contracts with an original expected length of one year or less, and [ii] contracts for which it recognizes revenue at the amount to which it has the right to invoice for services performed.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Contract Assets and Liabilities

The Company’s contract assets include both billed and unbilled accounts receivable and are included in the Accounts Receivable balance.  Unbilled amounts typically result from sales of standalone tooling and engineering activities where revenue recognized exceeds the amount billed to the customer. Amounts may not exceed their net realizable value. As at December 31, 2019, the Company’s unbilled accounts receivable balance was $318 million [2018 - $293 million].  Accounts receivable related to production, tooling and engineering sales were $4.5 billion as of December 31, 2019 [2018 - $4.3 billion].  Contract assets do not include the costs of obtaining or fulfilling a contract with a customer, as these amounts are generally expensed as incurred.

Customer advances are recorded as deferred revenue [a contract liability]. For the years ended December 31, 2019 and 2018, the contract liability balances were $199 million and $176 million, respectively. During the year ended December 31, 2019, the Company recognized $91 million of previously recorded contract liabilities into revenue as performance obligations were satisfied. There were no significant amounts included in contract liabilities recognized in revenue during the year ended December 31, 2018.

Government assistance

The Company makes periodic applications for financial assistance under available government assistance programs in the various jurisdictions that the Company operates. Grants relating to capital expenditures are reflected as a reduction of the cost of the related assets. Grants relating to current operating expenditures are generally recorded as a reduction of the related expense at the time the eligible expenses are incurred. The Company also receives tax credits and tax super allowances, the benefits of which are recorded as a reduction of income tax expense. In addition, the Company receives loans which are recorded as liabilities in amounts equal to the cash received. When a government loan is issued to the Company at a below-market rate of interest, the loan is initially recorded at its net present value, and accreted to its face value over the period of the loan. The benefit of the below-market rate of interest is accounted for like a government grant. It is measured as the difference between the initial carrying value of the loan and the cash proceeds received.

Research and development

Costs incurred in connection with research and development activities, to the extent not recoverable from the Company’s customers, are charged to expense as incurred. For the years ended December 31, 2019 and 2018, research and development costs charged to expense were approximately $640 million and $588 million, respectively.

Earnings per Common Share

Basic earnings per Common Share are calculated on net income attributable to Magna International Inc. using the weighted average number of Common Shares outstanding during the year.

Diluted earnings per Common Share are calculated on the weighted average number of Common Shares outstanding, including an adjustment for stock options outstanding using the treasury stock method.

Common Shares that have not been released under the Company’s restricted stock plan or are being held in trust for purposes of the Company’s restricted stock unit program have been excluded from the calculation of basic earnings per share but have been included in the calculation of diluted earnings per share.

Use of estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Certain amounts in the prior period comparatives have been reclassified to conform with current period presentation.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

2.     ACCOUNTING STANDARDS

Accounting Changes

Leases

In February 2016, the FASB issued ASU No. 2016-02, “Leases: Topic 842 (ASU 2016-02)”, to supersede nearly all existing lease guidance under GAAP. The Company adopted the standard on January 1, 2019 using a modified retrospective transition approach, without restatement of the comparative period’s financial information, as permitted by the transition guidance. The adoption of the new standard resulted in a cumulative-effect adjustment to retained earnings of $25 million. The Company elected certain practical expedients including not to reassess whether any expired or existing contract is or contains a lease, the lease classification of any expired or existing lease, and not to reassess any initial direct costs for any existing leases.  In addition, the Company elected to use the hindsight, practical expedient.

The most significant impact on the Consolidated Financial Statements was the recognition of ROU assets and lease liabilities for operating leases, while the accounting for finance leases remained substantially unchanged. On January 1, 2019, the Company recognized operating lease liabilities of $1.8 billion and ROU assets of $1.8 billion based on the present value of the remaining lease payments over the lease term. The adoption of the new standard did not have a material impact on the Company’s results of operations or cash flows.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

3.     SALE OF BUSINESS

On March 29, 2019, the Company completed the sale of its global Fluid Pressure & Controls [“FP&C”] business to Hanon Systems for total consideration of $1.23 billion.  The business was included in the Company’s Power & Vision segment and did not meet the criteria to be classified as a discontinued operation.

The following table summarizes the carrying value of the major classes of assets and liabilities of the FP&C business which were reflected as held for sale in the consolidated balance sheets at December 31, 2018:

December 31,
2018

Accounts receivable	$258
Inventories	140
Prepaid expenses and other	4
Investments	4
Fixed assets, net	320
Goodwill	157
Deferred tax assets	17
Other assets	11
Intangibles	38
Assets held for sale	$949

Accounts payable	$226
Accrued salaries and wages	30
Other accrued liabilities	76
Income taxes payable	6
Long-term employee benefit liabilities	62
Other long-term liabilities	3
Deferred tax liabilities	5
Liabilities held for sale	$408

During 2019, the Company recognized a gain on the sale within other expense, net as follows:

Proceeds on disposal, net of transaction costs	$1,180
Net assets disposed	656
Gain included in other expense, net [note 4]	524
Income taxes	77
Gain on divestiture, net of tax	$447

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

4.     OTHER EXPENSE, NET

Other expense, net consists of significant items such as: impairment charges; restructuring charges generally related to significant plant closures or consolidations; net losses (gains) on investments; gains or losses on disposal of facilities or businesses; and other items not reflective of on-going operating profit or loss. Other expense, net consists of:

	2019	2018

Impairment of assets [a]	$727	$74
Restructuring [b]	31	45
Net losses (gains) on investments [c]	6	(56)
Gain on sale of business [note 3]	(524)	—
Other expense, net	$240	$63

[a]         Impairment of assets

During 2019, the Company concluded that indicators of impairment were present within the Power & Vision segment related to its equity-accounted investments in Getrag (Jiangxi) Transmission Co., Ltd. and Dongfeng Getrag Transmission Co. Ltd. in China, which make both manual transmissions and dual-clutch transmissions [“DCTs”], and its equity-accounted investment Getrag Ford Transmission GmbH [“GFT”] in Europe which makes manual transmissions.  The conclusion was based on lower than expected sales, increased pricing pressure in the China market, declines in volume projections for the foreseeable future for manual transmissions and DCTs in China and manual transmissions in Europe, and in-sourcing of transmissions by certain Chinese OEMs. Accordingly, the Company deemed there to be an other-than-temporary decline, and undertook an impairment analysis to determine the fair value of the investments utilizing discounted cash flows to derive fair values. Based on the analyses, the carrying value of the Company’s investments exceeded fair value by $700 million. Including the $36 million impact of income taxes and the $127 million attributable to non-controlling interest, the non-cash impairment charge included in net income attributable to the Company was $537 million.

For the year ended December 31, 2019, the Company also recorded asset impairment charges of $27 million [$20 million after tax] in its Electronics operations which are included in the Company’s Power & Vision segment.

During 2018, the Company concluded that indicators of impairment were present related to its investment in GFT and undertook an impairment analysis to determine the fair value of the investment. Based on the difference between the fair value and the carrying value of the investment in GFT, the Company recorded an other-than-temporary impairment charge of $60 million [$59 million after tax].

For the year ended December 31,  2018, the Company also recorded fixed asset impairment charges of $14 million [$12 million after tax] related to a certain Body Exteriors & Structures facility.

[b]         Restructuring

During 2019, the Company recorded net restructuring charges of $31 million [$31 million after tax] for its Body Exteriors & Structures operations.

During 2018, the Company recorded net restructuring charges of $20 million, and $25 million [$20 million and $23 million after tax], respectively, for its Power & Vision and Body Exteriors & Structures operations.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[c]   Net losses (gains) on investments

During 2019, the Company recorded net losses of $6 million [$5 million after tax]. This includes net unrealized gains of $17 million [$15 million after tax] related to the revaluation of its private equity investments and net losses of $23 million [$20 million after tax] related to its investment in Lyft, Inc. [“Lyft”].

Also, during 2019, the Company sold 5.4 million shares of its publicly traded equity securities in Lyft for proceeds of $231 million.

During 2018, the Company recorded an unrealized gain of $56 million [$53 million after tax] on the revaluation of its private equity investments of which $46 million [$46 million after tax] related to its investment in Lyft.

5.     EARNINGS PER SHARE

Earnings per share are computed as follows:

	2019	2018

Basic earnings per Common Share:

Net income attributable to Magna International Inc.	$1,765	$2,296

Weighted average number of Common Shares outstanding during the year	314.7	345.4

Basic earnings per Common Share	$5.61	$6.65

Diluted earnings per Common Share [a]:

Net income attributable to Magna International Inc.	$1,765	$2,296

Weighted average number of Common Shares outstanding during the year	314.7	345.4
Adjustments:
Stock options and restricted stock	1.1	2.1
	315.8	347.5

Diluted earnings per Common Share	$5.59	$6.61

[a]         Diluted earnings per Common Share exclude 4.0 million [2018 — 0.8 million] Common Shares issuable under the Company’s Incentive Stock Option Plan because these options were not “in-the-money”. The dilutive effect of participating securities using the two-class method was excluded from the calculation of earnings per share because the effect would be immaterial.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

6.     DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]         Cash, cash equivalents and restricted cash equivalents consist of:

	2019	2018

Bank term deposits and bankers’ acceptances	$724	$314
Cash	552	370
Cash and cash equivalents	$1,276	$684
Restricted cash equivalents included in prepaid expenses [note 17]	116	118
	$1,392	$802

[b]         Items not involving current cash flows:

	2019	2018

Depreciation and amortization	$1,345	$1,278
Amortization of other assets included in cost of goods sold	257	172
Impairment charges [note 4]	727	74
Other non-cash charges	89	7
Deferred income taxes [note 12]	7	31
Dividends received in excess of equity income	69	33
Non-cash portion of Other expense, net [note 4]	(518)	(56)
	$1,976	$1,539

[c]          Changes in operating assets and liabilities:

	2019	2018

Accounts receivable	$629	$(351)
Inventories	104	(92)
Prepaid expenses and other	(21)	9
Accounts payable	(519)	265
Accrued salaries and wages	(34)	(3)
Other accrued liabilities	97	105
Income taxes payable	96	(86)
	$352	$(153)

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

7.     BUSINESS ACQUISITIONS

Acquisition in the year ended December 31, 2019

On April 29, 2019, the Company’s Seating Systems segment completed the acquisition of 100% of the equity interest in VIZA GECA, S.L. [“VIZA”], a Spain-based supplier of seat structures and related systems. The purchase price was $99 million [net of $13 million cash acquired] and is subject to customary purchase price adjustments, and was accounted for as a business combination.

Adjustments were recorded in the fourth quarter of 2019 for changes in the estimated values of fixed assets, intangible assets, other assets, and deferred tax liabilities from the amounts disclosed as of June 30, 2019.  The preliminary purchase price allocations may be subsequently adjusted to reflect final valuation results and other adjustments.

Acquisition in the year ended December 31, 2018

On October 31, 2018, the Company’s Power & Vision segment completed the acquisition of 100% of the equity interest in OLSA S.p.A. [“OLSA”], a global company which designs, engineers and manufactures tail lamps and other lighting products. The purchase price was $152 million [net of $17 million cash acquired] and was accounted for as a business combination.

In the fourth quarter of 2019, the Company finalized the purchase price and amounts recognized for the assets acquired and liabilities assumed.

The following table summarizes the net amounts recognized for assets acquired and liabilities assumed for these and other small acquisitions at their estimated fair values:

	Adjustments to 2018 acquisitions	2019 Acquisitions	Allocation at December 31, 2019

Cash	$—	$13	$13
Non-cash working capital	2	10	12
Fixed assets	—	113	113
Goodwill	(10)	22	12
Other assets	—	1	1
Intangibles	—	12	12
Deferred tax assets	—	2	2
Long-term debt	—	(8)	(8)
Other long-term liabilities	—	(1)	(1)
Deferred tax liabilities	8	(4)	4
Consideration paid	—	160	160
Less: Cash acquired	—	(13)	(13)
Net cash outflow	$—	$147	$147

The adjustments were not significant for any period presented after the acquisition dates.

Recognized goodwill is attributable to the assembled workforce, expected synergies and other intangible assets that do not qualify for separate recognition.  Intangible assets consist primarily of amounts recognized for the fair value of customer contracts and are being amortized on a straight-line basis over an eight to ten-year estimated useful life.

These entities have been included in our consolidated results of operations since their respective acquisition dates. Full year pro forma results of operations have not been presented because the effects of these acquisitions, individually and in aggregate, were not material to the Company’s consolidated results of operations.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

8.     INVENTORIES

Inventories consist of:

	2019	2018

Raw materials and supplies	$1,201	$1,282
Work-in-process	339	331
Finished goods	425	408
Tooling and engineering	1,339	1,382
	$3,304	$3,403

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

9.     INVESTMENTS

	2019	2018

Equity method investments [a]	$1,107	$1,862
Private equity investments	95	323
Other	8	4
	$1,210	$2,189

[a]         The ownership percentages and carrying values of the Company’s principal equity method investments at December 31 were as follows [in millions, except percentages]:

		2019	2018

Litens Automotive Partnership [i]	76.7%	$212	$188
Getrag (Jiangxi) Transmission Co., Ltd [i]	66.7%	$540	$1,107
Getrag Ford Transmission GmbH	50.0%	$100	$268
Dongfeng Getrag Transmission Co. Ltd [“DGT”] [ii]	50.0%	$47	$72
Hubei HAPM MAGNA Seating Systems Co., Ltd.	49.9%	$113	$117

[i]             The Company accounts for its investments under the equity method of accounting as a result of significant participating rights that prevent control.

[ii]          DGT is a variable interest entity [“VIE”] and depends on the Company and the Dongfeng Motor Group Company for any additional cash needs.  The Company cannot make key operating decisions considered to be most significant to the VIE, and is therefore not considered to be the primary beneficiary. The Company’s known maximum exposure to loss approximated the carrying value of our investment balance as at December 31, 2019.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

A summary of the total financial results, as reported by the Company’s equity method investees, in the aggregate, at December 31 was as follows:

Summarized Balance Sheets

	2019	2018

Current assets	$1,680	$1,914
Non-current assets	$3,573	$3,870
Current liabilities	$1,266	$1,500
Long-term liabilities	$994	$1,131

Summarized Income Statements

	2019	2018

Sales	$4,142	$5,133
Cost of goods sold & expenses	3,949	4,765
Net income	$193	$368

Sales to equity method investees were approximately $113 million and $379 million for the years ended December 31, 2019 and 2018, respectively.

10.  FIXED ASSETS

Fixed assets consist of:

	2019	2018
Cost
Land	$219	$229
Buildings	2,413	2,205
Machinery and equipment	15,368	14,396
	18,000	16,830
Accumulated depreciation
Buildings	(945)	(810)
Machinery and equipment	(8,795)	(7,925)
	$8,260	$8,095

Included in the cost of fixed assets are construction in progress expenditures of $0.9 billion [2018 - $1.0 billion] that have not been depreciated.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

11.  GOODWILL

The following is a continuity of the Company’s goodwill by segment:

	Body Exteriors & Structures	Power & Vision	Seating Systems	Complete Vehicles	Total

Balance, December 31, 2017	$463	$1,365	$153	$118	$2,099
Acquisitions	16	109	—	—	125
Assets held for sale	—	(157)	—	—	(157)
Foreign exchange and other	(20)	(57)	(6)	(5)	(88)
Balance, December 31, 2018	459	1,260	147	113	1,979
Acquisitions [note 7]	—	(9)	21	—	12
Foreign exchange and other	(1)	(13)	1	(2)	(15)
Balance, December 31, 2019	$458	$1,238	$169	$111	$1,976

12.  INCOME TAXES

[a]         The provision for income taxes differs from the expense that would be obtained by applying the Canadian statutory income tax rate as a result of the following:

	2019	2018

Canadian statutory income tax rate	26.5%	26.5%
Impairment of investments [note 4]	8.2	0.6
Tax on repatriation of foreign earnings	1.9	2.7
Net effect of losses not benefited	0.8	0.4
Foreign rate differentials	(3.3)	(2.9)
Non-taxable capital gains [i]	(2.5)	(0.4)
Research and development tax credits	(2.4)	(1.7)
Earnings of equity accounted investees	(1.3)	(1.6)
Reserve for uncertain tax positions	(0.5)	(1.5)
Manufacturing and processing profits deduction	(0.4)	(0.3)
Valuation allowance on deferred tax assets [ii]	—	(1.8)
US tax reform [iii]	—	0.4
Others	(0.4)	0.6
Effective income tax rate	26.6%	21.0%

[i]             During the year ended December 31, 2019, the Company had non-taxable capital gains mainly related to the sale of the FP&C business [note 3].

[ii]          GAAP requires that the Company assess whether valuation allowances should be established or maintained against its deferred tax assets, based on consideration of all available evidence, using a “more-likely-than-not” standard. The factors the Company uses to assess the likelihood of realization are its history of losses, forecasts of future pre-tax income and tax planning strategies that could be implemented to realize the deferred tax assets.

During the year ended December 31, 2018, the Company released certain of its valuation allowance against deferred tax assets on its Canadian capital losses as a result of the anticipated capital gain from the sale of the FP&C business [note 3]. Additionally, the Company released the valuation allowance set up against deferred tax assets in India.  The net effect of these valuation allowance releases was $52 million.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[iii]       On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act [the “US Tax Reform”].  At December 31, 2017, in accordance with guidance provided by Securities and Exchange Commission Staff Accounting Bulletin No. 118 [“SAB 118”], the Company made a reasonable estimate of its effects and recognized a provisional $23 million net reduction in income tax expense.  In the fourth quarter of 2018, the Company completed its analysis of the tax impact and recorded a net increase of $11 million in income tax expense.

[b]   The details of income before income taxes by jurisdiction are as follows:

	2019	2018

Canadian	$583	$631
Foreign	1,640	2,320
	$2,223	$2,951

[c]   The details of the income tax provision are as follows:

	2019	2018

Current
Canadian	$117	$125
Foreign	467	466
	584	591

Deferred
Canadian	3	24
Foreign	4	4
	7	28
	$591	$619

[d]   Deferred income taxes have been provided on temporary differences, which consist of the following:

	2019	2018

Tax depreciation in excess of book depreciation	$7	$32
Book amortization (in excess of) less than tax amortization	43	(1)
Liabilities currently not deductible for tax	(43)	—
Net tax losses benefited	29	(9)
Change in valuation allowance on deferred tax assets	1	(52)
Tax on undistributed foreign earnings	1	34
US tax reform	—	16
Others	(31)	8
	$7	$28

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[e]          Deferred tax assets and liabilities consist of the following temporary differences:

	2019	2018

Assets
Tax benefit of loss carryforwards	$622	$660
Operating lease liabilities	452	—
Liabilities currently not deductible for tax	234	150
Tax credit carryforwards	70	57
Unrealized loss on foreign exchange hedges and retirement liabilities	69	106
Others	41	12
	1,488	985
Valuation allowance against tax benefit of loss carryforwards	(515)	(506)
Other valuation allowance	(170)	(152)
	$803	$327
Liabilities
Operating lease right-of-use assets	447	—
Tax depreciation in excess of book depreciation	242	220
Tax on undistributed foreign earnings	137	141
Other assets book value in excess of tax values	66	50
Unrealized gain on foreign exchange hedges and retirement liabilities	18	8
Unrealized gain on remeasurement of investments	4	9
	914	428

Net deferred tax liabilities	$(111)	$(101)

The net deferred tax liabilities are presented on the consolidated balance sheet in the following categories:

	2019	2018

Long-term deferred tax assets	$308	$300
Long-term deferred tax liabilities	(419)	(401)
	$(111)	$(101)

[f]           The Company has provided for deferred income taxes for the estimated tax cost of distributable earnings of its subsidiaries. Deferred income taxes have not been provided on approximately $5.73 billion of undistributed earnings of certain foreign subsidiaries, as the Company has concluded that such earnings should not give rise to additional tax liabilities upon repatriation or are indefinitely reinvested. A determination of the amount of the unrecognized tax liability relating to the remittance of such undistributed earnings is not practicable.

[g]          Income taxes paid in cash [net of refunds] were $484 million for the year ended December 31, 2019 [2018 - $665 million].

[h]         As of December 31, 2019, the Company had domestic and foreign operating loss carryforwards of $2.43 billion and tax credit carryforwards of $70 million. Approximately $1.67 billion of the operating losses can be carried forward indefinitely. The remaining operating losses and tax credit carryforwards expire between 2020 and 2039.

[i]             As at December 31, 2019 and 2018, the Company’s gross unrecognized tax benefits were $192 million and $198 million, respectively [excluding interest and penalties], of which $174 million and $183 million, respectively, if recognized, would affect the Company’s effective tax rate. The gross unrecognized tax benefits differ from the amount that would affect the Company’s effective tax rate due primarily to the impact of the valuation allowance on deferred tax assets. A summary of the changes in gross unrecognized tax benefits is as follows:

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

	2019	2018

Balance, beginning of year	$198	$243
Increase based on tax positions related to current year	21	20
Decrease based on tax positions of prior years	(2)	(3)
Increase related to acquisitions	3	8
Settlements	(4)	(13)
Statute expirations	(21)	(50)
Foreign currency translation	(3)	(7)
	$192	$198

The Company recognizes interest and penalties with respect to unrecognized tax benefits as income tax expense. As at December 31, 2019 and 2018, the Company had recorded interest and penalties on the unrecognized tax benefits of $46 million and $39 million, respectively, which reflects an increase  in expenses related to changes in its reserves for interest and penalties of $7 million in 2019 and a decrease of $6 million in expenses related to changes in its reserves for interest and penalties in 2018.

The Company operates in multiple jurisdictions, and its tax returns are periodically audited or subject to review by both domestic and foreign tax authorities. During the next twelve months, it is reasonably possible that, as a result of audit settlements, the conclusion of current examinations and the expiration of the statute of limitations in several jurisdictions, the Company may decrease the amount of its gross unrecognized tax benefits [including interest and penalties] by approximately $32 million, of which $24 million, if recognized, would affect its effective tax rate.

The Company considers its significant tax jurisdictions to include Canada, the United States, Austria, Germany and Mexico. With few exceptions, the Company remains subject to income tax examination in Germany for years after 2007, Mexico for years after 2013, Canada for years after 2014, U.S. federal jurisdiction for years after 2015, and in Austria for years after 2015.

13.  INTANGIBLE ASSETS

Intangible assets were as follows:

	Estimated weighted average useful life in years	2019	2018

Cost
Customer relationship intangibles [note 7]	9	$429	$415
Computer software	1	396	291
Patent and licenses	11	264	340
		1,089	1,046

Accumulated depreciation
Customer relationship intangibles [note 7]		(216)	(191)
Computer software		(310)	(219)
Patent and licenses		(79)	(76)
		$484	$560

The Company recorded approximately $93 million and $84 million of amortization expense related to finite-lived intangible assets for the years ended December 31, 2019 and 2018, respectively.  The Company currently estimates annual amortization expense to be $85 million for 2020, $66 million for 2021, $53 million for 2022, $47 million for 2023 and $43 million for 2024.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

14.  OTHER ASSETS

Other assets consist of:

	2019	2018

Preproduction costs related to long-term supply agreements	$683	$741
Long-term receivables	217	198
Pension overfunded status [note 19[a]]	22	18
Unrealized gain on cash flow hedges [note 23]	24	9
Other, net	50	22
	$996	$988

15.  EMPLOYEE EQUITY AND PROFIT PARTICIPATION PROGRAM

During the year ended December 31, 2019, a trust which exists to make orderly purchases of the Company’s shares for employees for transfer to the Employee Equity and Profit Participation Program [“EEPPP”], borrowed up to $37 million [2018 - $34 million] from the Company to facilitate the purchase of Common Shares. At December 31, 2019, the trust’s indebtedness to Magna was $37 million [2018 - $34 million].  The Company nets the receivable from the trust with the Company’s accrued EEPPP payable in accrued wages and salaries.

16.  WARRANTY

The following is a continuity of the Company’s warranty accruals:

	2019	2018

Balance, beginning of year	$208	$255
Expense, net	142	98
Settlements	(105)	(111)
Foreign exchange and other	7	(7)
Acquisitions	—	2
Liabilities held for sale [note 3]	—	(29)
	$252	$208

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

17.  DEBT

Short-term borrowings

The Company utilizes credit facilities and commercial paper programs as needed for its short-term working capital fluctuations. As of December 31, 2019, there were no short-term borrowings outstanding. For the year ended December 31, 2018 short-term borrowings totaled $1,098 million, consisting of $35 million in bank indebtedness and $1,063 million in commercial paper.

[a]         Credit Facilities

The Company has an agreement for a credit facility that is drawn in euros that is secured with a USD cash deposit of 105% of the outstanding balance.  As at December 31, 2019, the amount drawn was $110 million [2018 - $112 million] and the related restricted cash equivalent deposit was $116 million [2018 - $118 million].  Given that the credit agreement includes a netting arrangement that provides for the legal right of setoff, the remaining net deposit of $ 6 million [2018 - $6 million] is included in the prepaid expenses and other balance [note 6].

On May 24, 2019, the Company amended and restated its $300 million, 364 day syndicated revolving credit facility, including an extension of the maturity date to June 22, 2020 with an additional one-year term-out option available at maturity. The facility can be drawn in U.S. dollars or Canadian dollars. As of December 31, 2019, the Company has not borrowed any funds under this credit facility.

[b]   Commercial Paper Program

The Company has a U.S. commercial paper program [the “U.S. Program”] and a euro-commercial paper program [the “euro-Program”].  Under the U.S. Program, the Company may issue U.S. commercial paper notes [the “U.S. notes”] up to a maximum aggregate amount of U.S. $1 billion. The U.S. Program is supported by the Company’s existing global credit facility. The proceeds from the issuance of the U.S. notes are being used for general corporate purposes. There were no amounts outstanding as of December 31, 2019. As at December 31, 2018, $903 million of U.S. notes were outstanding, with a weighted-average interest rate of 3.00%, and maturities less than three months.

Under the euro-Program, the Company may issue euro-commercial paper notes [the “euro notes”] up to a maximum aggregate amount of €500 million or its equivalent in alternative currencies. The euro notes issued are guaranteed by the Company’s existing global credit facility. There were no amounts outstanding as of December 31, 2019. As of December 31, 2018, $160 million [€140 million] of euro notes were outstanding, with a negative weighted-average interest rate of 0.24%, and maturities less than three months.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Long-term borrowings

[a]         The Company’s long-term debt, which is substantially uncollateralized, consists of the following:

	2019	2018

Senior Notes [note 17 [c]]
$750 million Senior Notes due 2024 at 3.625%	$747	$746
$650 million Senior Notes due 2025 at 4.150%	645	644
€550 million Senior Notes due 2023 at 1.900%	615	627
€600 million Senior Notes due 2027 at 1.500%	670	683
Cdn$425 million Senior Notes due 2022 at 3.100%	327	311
Bank term debt at a weighted average interest rate of approximately 4.97% [2018 — 4.89%], denominated primarily in Chinese renminbi, Brazilian real, euro and Indian rupee	105	153
Government loans at a weighted average interest rate of approximately 1.63% [2018 — 2.18%], denominated primarily in euro, Canadian dollar and Brazilian real	48	109
Other	11	12
	3,168	3,285
Less due within one year	106	201
	$3,062	$3,084

[b]         Future principal repayments on long-term debt are estimated to be as follows:

2020	$106
2021	33
2022	338
2023	619
2024	751
Thereafter	1,321
$3,168

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[c]          All of the Senior Notes pay a fixed rate of interest semi-annually except for the €550 million and €600 million Senior Notes which pay a fixed rate of interest annually. The Senior Notes are unsecured obligations and do not include any financial covenants.  The Company may redeem the Senior Notes in whole or in part at any time, at specified redemption prices determined in accordance with the terms of each of the respective indentures governing the Senior Notes.  All of the Senior Notes were issued for general corporate purposes.

[d]         The Company’s $2.75 billion revolving credit facility matures on June 24, 2024. The facility includes a $200 million Asian tranche, a $100 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

[e]          Interest expense, net includes:

	2019	2018

Interest expense
Current	$17	$24
Long-term	87	89
	104	113
Interest income	(22)	(20)
Interest expense, net	$82	$93

[f]           Interest paid in cash was $103 million for the year ended December 31, 2019 [2018 - $115 million].

18. LEASES

The Company has entered into leases primarily for real estate, manufacturing equipment and vehicles with terms that range from 1 year to 33 years, excluding land use rights which generally extend over 90 years. These leases often include options to extend the term of the lease for up to 12 years or to terminate the lease within 1 year.  When it is reasonably certain that the option will be exercised, the impact of the option is included in the lease term for purposes of determining total future lease payments.

Costs associated with the Company’s operating lease expense were as follows:

2019

Operating lease expense	$316
Short-term lease expense	25
Variable lease expense	27
Total lease expense	$368

Supplemental information related to the Company’s operating leases was as follows:

2019

Operating cash flows — cash paid relating to operating leases	$344
Right-of-use assets obtained in exchange for new operating lease liabilities	104
Weighted-average remaining lease term — operating leases, in years	11 years
Weighted-average discount rate — operating leases	4.8%

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

At December 31, 2019, the Company had commitments under operating leases requiring annual payments as follows:

Total

2020	$297
2021	270
2022	247
2023	221
2024	194
2025 and thereafter	1,126
2,355
Less: amount representing interest	529
Total lease liabilities	$1,826

Current operating liabilities	$225
Non-current operating lease liabilities	1,601
Total lease liabilities	$1,826

As of December 31, 2019, the Company has additional operating leases, primarily for manufacturing facilities, that have not yet commenced of $22 million. These operating leases will commence during 2020 and have lease terms of 1 to 8 years.

The Company’s future minimum lease commitments, as of December 31, 2018, under Accounting Standard Codification Topic 840, the predecessor to Topic 842, were as follows:

Total

2019	$310
2020	283
2021	254
2022	230
2023	199
Thereafter	714
$1,990

For the year ended December 31, 2018, operating lease expense was $330 million reflected in Cost of good sold and $31 million in Selling, general and administrative expenses, respectively, in the consolidated statement of income.

The Company’s finance leases were not material for any of the periods presented.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

19.  LONG-TERM EMPLOYEE BENEFIT LIABILITIES

Long-term employee benefit liabilities consist of:

	2019	2018

Defined benefit pension plans and other [a]	$203	$184
Termination and long service arrangements [b]	437	381
Retirement medical benefits plans [c]	27	27
Other long-term employee benefits	10	5
Long-term employee benefit obligations	$677	$597

[a]         Defined benefit pension plans

The Company sponsors a number of defined benefit pension plans and similar arrangements for its employees. All pension plans are funded to at least the minimum legal funding requirements, while European defined benefit pension plans are unfunded.

The weighted average significant actuarial assumptions adopted in measuring the Company’s obligations and costs are as follows:

	2019	2018

Projected benefit obligation
Discount rate	2.5%	3.1%
Rate of compensation increase	2.6%	2.5%

Net periodic benefit cost
Discount rate	3.2%	2.8%
Rate of compensation increase	2.6%	2.5%
Expected return on plan assets	4.9%	5.8%

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Information about the Company’s defined benefit pension plans is as follows:

	2019	2018

Projected benefit obligation
Beginning of year	$633	$687
Current service cost	11	14
Interest cost	20	18
Actuarial losses (gains) and changes in actuarial assumptions	79	(33)
Benefits paid	(21)	(24)
Divestiture	(68)	—
Foreign exchange	5	(29)
End of year	659	633

Plan assets at fair value [i]
Beginning of year	406	443
Return on plan assets	78	(11)
Employer contributions	11	12
Benefits paid	(17)	(19)
Divestiture	(10)	—
Foreign exchange	10	(19)
End of year	478	406

Ending funded status	$181	$227

Amounts recorded in the consolidated balance sheet
Non-current asset [note 14]	$(23)	$(18)
Current liability	1	1
Liabilities held for sale [note 3] [ii]	—	60
Non-current liability	203	184
Net amount	$181	$227

Amounts recorded in accumulated other comprehensive income Unrecognized actuarial losses	$(141)	$(134)

Net periodic benefit cost
Current service cost	$11	$14
Interest cost	20	18
Return on plan assets	(19)	(25)
Actuarial losses	4	4
Net periodic benefit cost	$16	$11

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[i]         The asset allocation of the Company’s defined benefit pension plans at December 31, 2019 and the target allocation for 2020 is as follows:

	2020	2019

Fixed income securities	55-75%	59%
Equity securities	25-45%	37%
Cash and cash equivalents	0-10%	4%
	100%	100%

Substantially all of the plan assets’ fair value has been determined using significant observable inputs [level 2] from indirect market prices on regulated financial exchanges.

[ii]      Includes $58 million of long-term employee benefit liabilities and $2 million of accrued salaries and wages which were reclassified to liabilities held for sale.

The expected rate of return on plan assets was determined by considering the Company’s current investment mix, the historic performance of these investment categories and expected future performance of these investment categories.

[b]         Termination and long service arrangements

Pursuant to labour laws and national labour agreements in certain European countries and Mexico, the Company is obligated to provide lump sum termination payments to employees on retirement or involuntary termination, and long service payments contingent upon persons reaching a predefined number of years of service.

The weighted average significant actuarial assumptions adopted in measuring the Company’s projected termination and long service benefit obligations and net periodic benefit cost are as follows:

	2019	2018

Discount rate	2.1%	2.8%
Rate of compensation increase	3.1%	2.9%

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Information about the Company’s termination and long service arrangements is as follows:

	2019	2018

Projected benefit obligation
Beginning of year	$394	$378
Current service cost	29	22
Interest cost	10	8
Actuarial losses and changes in actuarial assumptions	39	14
Benefits paid	(19)	(14)
(Divestiture) acquisition	(3)	2
Foreign exchange	(4)	(16)
Ending funded status	$446	$394

Amounts recorded in the consolidated balance sheet
Current liability	$9	$9
Liabilities held for sale [note 3]	—	4
Non-current liability	437	381
Net amount	$446	$394

Amounts recorded in accumulated other comprehensive income Unrecognized actuarial losses	$(124)	$(88)

Net periodic benefit cost
Current service cost	$29	$22
Interest cost	10	8
Actuarial losses (gains)	4	(1)
Net periodic benefit cost	$43	$29

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[c]          Retirement medical benefits plans

The Company sponsors a number of retirement medical plans which were assumed on certain acquisitions in prior years. These plans are frozen to new employees and incur no current service costs.

In addition, the Company sponsors a retirement medical benefits plan that was amended during 2009 such that substantially all employees retiring on or after August 1, 2009 no longer participate in the plan.

The weighted average discount rates used in measuring the Company’s projected retirement medical benefit obligations and net periodic benefit cost are as follows:

	2019	2018

Retirement medical benefit obligations	3.1%	4.0%
Net periodic benefit cost	4.0%	3.4%
Health care cost inflation	6.8%	6.8%

Information about the Company’s retirement medical benefits plans are as follows:

	2019	2018

Projected benefit obligation
Beginning of year	$29	$33
Interest cost	1	1
Actuarial gains and changes in actuarial assumptions	—	(3)
Benefits paid	(1)	(1)
Foreign exchange	—	(1)
Ending funded status	$29	$29

Amounts recorded in the consolidated balance sheet
Current liability	$2	$2
Non-current liability	27	27
Net amount	$29	$29

Amounts recorded in accumulated other comprehensive income Unrecognized actuarial gains	11	12
Total accumulated other comprehensive income	$11	$12

Net periodic benefit cost
Interest cost	$1	$1
Actuarial gains	(1)	(1)
Net periodic benefit cost	$—	$—

The effect of a one-percentage point increase or decrease in health care trend rates would not have a significant impact on the Company’s net income.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[d]         Future benefit payments

		Termination
	Defined	and long	Retirement
	benefit	service	medical
	pension plans	arrangements	benefits plans	Total

Expected employer contributions - 2020	$11	$9	$2	$22

Expected benefit payments:
2020	$22	$10	$1	$33
2021	22	11	2	35
2022	23	11	2	35
2023	23	14	2	39
2024	24	18	2	43
Thereafter	131	119	8	250
	$245	$183	$17	$435

20.  OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	2019	2018

Long-term portion of fair value of hedges [note 23]	$8	$40
Long-term portion of income taxes payable	234	205
Asset retirement obligation	34	33
Deferred revenue	74	106
Long-term lease inducements [note 18]	—	16
Other	21	—
	$371	$400

21.  CAPITAL STOCK

[a]         At December 31, 2019, the Company’s authorized, issued and outstanding capital stock are as follows:

Preference shares - issuable in series -

The Company’s authorized capital stock includes 99,760,000 preference shares, issuable in series. None of these shares are currently issued or outstanding.

Common Shares -

Common Shares without par value [unlimited amount authorized] have the following attributes:

[i]             Each share is entitled to one vote per share at all meetings of shareholders.

[ii]          Each share shall participate equally as to dividends.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b]         On November 12, 2019, the Toronto Stock Exchange [“TSX”] accepted the Company’s Notice of Intention to Make a Normal Course Issuer Bid relating to the purchase for cancellation, as well as purchases to fund the Company’s stock-based compensation awards or programs and/or the Company’s obligations to its deferred profit sharing plans, of up to 30.3 million Magna Common Shares [the “2019 Bid”], representing approximately 10% of the Company’s public float of Common Shares. The Bid commenced on November 15, 2019 and will terminate no later than November 14, 2020.

Previously, the Company had Normal Course Issuer Bids in place for the 12 month periods beginning in November 2018 and 2017.

The following is a summary of the Normal Course Issuer Bids [number of shares in the table below are expressed in whole numbers]:

	Maximum	2019		2018
	number	Shares	Cash	Shares	Cash
	of shares	purchased	amount	purchased	amount
2017 Bid	35,800,000	—	—	26,630,243	$1,544
2018 Bid	33,200,000	23,401,457	1,159	6,014,041	287
2019 Bid	30,283,500	2,367,106	130	—	—
		25,768,563	$1,289	32,644,284	$1,831

[c]          The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at March 5, 2020 were exercised or converted:

Common Shares	301,768,927
Stock options (i)	9,745,110
311,514,037

(i)            Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company’s stock option plans.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

22.  ACCUMULATED OTHER COMPREHENSIVE LOSS

The following is a continuity schedule of accumulated other comprehensive loss:

	2019	2018

Accumulated net unrealized loss on translation of net investment in foreign operations
Balance, beginning of year	$(917)	$(456)
Net unrealized loss	(18)	(490)
Repurchase of shares under normal course issuer bids [note 21]	28	29
Balance, end of year	(907)	(917)

Accumulated net unrealized gain (loss) on cash flow hedges [b]
Balance, beginning of year	(68)	39
Net unrealized gain (loss)	102	(106)
Reclassification of net loss (gain) to net income [a]	4	(1)
Balance, end of year	38	(68)

Accumulated net unrealized loss on other long-term liabilities [b]
Balance, beginning of year	(190)	(183)
Net unrealized loss	(47)	(13)
Reclassification of net loss to net income [a]	8	6
Sale of business	8	—
Balance, end of year	(221)	(190)

Total accumulated other comprehensive loss [c]	$(1,090)	$(1,175)

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[a]         The effects on net income of amounts reclassified from AOCL, with presentation location, were as follows:

	2019	2018

Cash flow hedges
Sales	$(38)	$(6)
Cost of sales	33	7
Income tax	1	—
Net of tax	(4)	1

Other long-term liabilities
Cost of sales	(9)	(7)
Income tax	1	1
Net of tax	(8)	(6)

Total loss reclassified to net income	$(12)	$(5)

[b]         The amount of income tax benefit that has been allocated to each component of other comprehensive loss is as follows:

	2019	2018

Accumulated net unrealized loss on translation of net investment in foreign operations
Balance, end of year	$7	$7

Accumulated net unrealized (gain) loss on cash flow hedges
Balance, beginning of year	23	(12)
Net unrealized (gain) loss	(36)	35
Reclassification of net loss to net income	(1)	—
Balance, end of year	(14)	23

Accumulated net unrealized loss on other long-term liabilities
Balance, beginning of year	21	17
Net unrealized loss	15	5
Reclassification of net loss to net income	(1)	(1)
Balance, end of year	35	21

Total income tax benefit	$28	$51

[c]          The amount of other comprehensive loss that is expected to be reclassified to net income during 2020 is $37 million.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

23.  FINANCIAL INSTRUMENTS

[a]         Foreign exchange contracts

At December 31, 2019, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	For Canadian dollars		For U.S. dollars
	U.S.	Weighted		Weighted
Buy	dollar	average	Peso	average
(Sell)	amount	rate	amount	rate
2020	173	1.31238	6,271	0.04824
2020	(759)	0.76562	(25)	20.37835
2021	19	1.31855	2,749	0.04624
2021	(479)	0.76856	—	—
2022	6	1.32105	1,074	0.04675
2022	(263)	0.76649	—	—
2023	(52)	0.76140	—	—
2024	(14)	0.75235	—	—
	(1,369)		10,069

	For euros
	U.S	Weighted	Czech	Weighted
Buy	dollar	average	koruna	average
(Sell)	amount	rate	amount	rate
2020	196	0.85601	4,582	0.03834
2020	(117)	1.15358	—	—
2021	89	0.82944	2,576	0.03757
2021	(34)	1.21681	—	—
2022	48	0.81676	468	0.03762
2022	(4)	1.21233	—	—
2023	23	0.81607	—	—
2023	(2)	1.19193	—	—
2024	7	0.83511	—	—
	206		7,626

Based on forward foreign exchange rates as at December 31, 2019 for contracts with similar remaining terms to maturity, the gains and losses relating to the Company’s foreign exchange forward contracts recognized in other comprehensive income are approximately $70 million and $18 million, respectively [note 22].

The Company does not enter into foreign exchange forward contracts for speculative purposes.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b]   Financial assets and liabilities

The Company’s financial assets and liabilities consist of the following:

	2019	2018

Financial assets
Cash and cash equivalents	$1,276	$684
Restricted cash equivalents	116	118
Accounts receivable	5,927	6,548
Publicly traded and private equity investments	99	323
Severance investments	1	3
Long-term receivables included in other assets [note 14]	217	198
Financial assets held for sale [note 3]
Accounts receivable held for sale	—	258
Severance investments held for sale	—	1
	$7,636	$8,133

Financial liabilities
Bank indebtedness [note 17]	$—	$35
Commercial paper [note 17]	—	1,063
Long-term debt (including portion due within one year)	3,168	3,285
Accounts payable	5,628	6,094
Financial liabilities held for sale [note 3]
Accounts payable held for sale	—	226
	$8,796	$10,703

Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses and other	$46	$25
Other assets	24	9
Other accrued liabilities	(10)	(61)
Other long-term liabilities	(8)	(40)
	$52	$(67)

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[c]   Derivatives designated as effective hedges, measured at fair value

The Company presents derivatives that are designated as effective hedges at gross fair values in the consolidated balance sheets. However, master netting and other similar arrangements allow net settlements under certain conditions. The following table shows the Company’s derivative foreign currency contracts at gross fair value as reflected in the consolidated balance sheets and the unrecognized impacts of master netting arrangements:

	Gross	Gross
	amounts	amounts
	presented	not offset
	in consolidated	in consolidated	Net
	balance sheets	balance sheets	amounts

December 31, 2019
Assets	$70	$15	$55
Liabilities	$(18)	$(15)	$(3)

December 31, 2018
Assets	$34	$33	$1
Liabilities	$(101)	$(33)	$(68)

[d]         Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, restricted cash equivalents, accounts receivable, short-term borrowings and accounts payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Publicly traded and private equity securities

The fair value of the Company’s investments in publicly traded equity securities is determined using the closing price on the measurement date, as reported on the stock exchange on which the securities are traded. [Level 1 input based on the GAAP fair value hierarchy.]

The Company estimates the value of its private equity securities based on valuation methods using the observable transaction price at the transaction date and other observable inputs including rights and obligations of the securities held by the Company. [Level 3 input based on the GAAP fair value hierarchy.]

Term debt

The Company’s term debt includes $106 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheet is a reasonable estimate of its fair value.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

Senior Notes

The fair value of our Senior Notes are classified as Level 1 when we use quoted prices in active markets and Level 2 when the quoted prices are from less active markets or when other observable inputs are used to determine fair value. At December 31, 2019, the net book value of the Company’s Senior Notes was $3.02 billion and the estimated fair value was $3.20 billion, determined using Level 2 inputs.

[e]          Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, restricted cash equivalents [net of the euro drawn amount], accounts receivable, held-to-maturity investments and foreign exchange and commodity forward contracts with positive fair values.

Cash and cash equivalents and restricted cash equivalents, which consist of short-term investments, are only invested in bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain governments or any major financial institution.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the year ended December 31, 2019, sales to the Company’s six largest customers represented 77% [2018 - 77%] of the Company’s total sales; and substantially all of its sales are to customers in which the Company has ongoing contractual relationships.

[f]           Currency risk

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities’ functional currency, and when materials and equipment are purchased in currencies other than the facilities’ functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts [note 23[a]].

[g]         Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on cash and cash equivalents is impacted more by investment decisions made and the demands to have available cash on hand, than by movements in interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its term debt and Senior Notes as the interest rates on these instruments are fixed.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

24.       CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

[a]         In September 2014, the Conselho Administrativo de Defesa Economica [“CADE”], Brazil’s Federal competition authority, attended at one of the Company’s operating divisions in Brazil to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive door latches and related products [“access mechanisms”].

In May 2019, CADE informed the Company that it completed its preliminary investigation and, based on a review of the evidence, has commenced a formal administrative proceeding into alleged anticompetitive behaviour relating to access mechanisms involving the Company.

Administrative proceedings of this nature can often continue for several years. At this time, management is unable to predict the duration or outcome of the Brazilian administrative proceeding, including whether any operating divisions of the Company will be found liable for any violation of law or the extent or magnitude of any liability, if any.

In the event that wrongful conduct is found, CADE may impose administrative penalties or fines taking into account several mitigating and aggravating factors.  Administrative fines are tied to the sales in Brazil of the applicable Magna companies in the fiscal year prior to the commencement of the formal administrative proceeding.  Magna could also be subject to restitution settlements, civil proceedings and other consequences, including reputational damage.

The Company’s policy is to comply with all applicable laws, including antitrust and competition laws. The Company has completed its previously announced global review focused on antitrust risk and does not currently anticipate any material liabilities in connection with the review.

[b]         The Company is at risk for product warranty costs, which include product liability and recall costs, and is currently experiencing increased customer pressure to assume greater warranty responsibility.  For most types of products, the Company only accounts for existing or probable product warranty claims. However, for certain complete vehicle assembly, powertrain systems and electronics contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements and/or the Company’s warranty experience. Product liability and recall provisions are established based on the Company’s best estimate of the amounts necessary to settle existing claims, which typically take into account: the number of units that may be returned; the cost of the product being replaced; labour to remove and replace the defective part; and the customer’s administrative costs relating to the recall. Where applicable, such provisions are booked net of recoveries from sub-suppliers and along with related insurance recoveries. Due to the uncertain nature of the net costs, actual product liability costs could be materially different from the Company’s best estimates of future costs [note 16].

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

25.       SEGMENTED INFORMATION

[a]         Magna is a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mirrors & lighting, mechatronics and roof systems. Magna also has electronic and software capabilities across many of these areas.

The Company is organized under four operating segments: Body Exteriors & Structures, Power & Vision, Seating Systems and Complete Vehicles. These segments have been determined on the basis of technological opportunities, product similarities, and market and operating factors, and are also the Company’s reportable segments.

The Company’s chief operating decision maker uses Adjusted Earnings before Interest and Income Taxes [“Adjusted EBIT”] as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT is calculated by taking net income and adding back income taxes, interest expense, net, and other expense, net.

The accounting policies of each segment are the same as those set out under “Significant Accounting Policies” [note 1]. All intersegment sales and transfers are accounted for at fair market value.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[a]         The following tables show segment information for the Company’s reporting segments and a reconciliation of Adjusted EBIT to the Company’s consolidated income before income taxes:

	2019
				Depreciation	Equity
	Total	External	Adjusted	and	(income)
	sales	sales	EBIT	amortization	loss

Body Exteriors & Structures	$16,458	$16,110	$1,299	$710	$(3)
Power & Vision	11,312	11,103	747	464	(174)
Seating Systems	5,577	5,548	312	66	(4)
Complete Vehicles	6,707	6,661	144	84	(1)
Corporate & Other [i]	(623)	9	43	21	4
Total Reportable Segments	$39,431	$39,431	$2,545	$1,345	$(178)

	2018
				Depreciation
	Total	External	Adjusted	and	Equity
	sales	sales	EBIT	amortization	income

Body Exteriors & Structures	$17,527	$17,220	$1,413	$701	$(12)
Power & Vision	12,321	12,086	1,171	435	(261)
Seating Systems	5,548	5,546	426	57	(3)
Complete Vehicles	6,018	5,968	68	65	—
Corporate & Other [i]	(587)	7	29	20	(1)
Total Reportable Segments	$40,827	$40,827	$3,107	$1,278	$(277)

	2019
				Fixed	Fixed
	Net			asset,	asset
	assets	Investments	Goodwill	net	additions

Body Exteriors & Structure	$7,906	$31	$458	$4,827	$713
Power & Vision	5,626	899	1,238	2,299	577
Seating Systems	1,219	134	169	412	76
Complete Vehicles	735	2	111	593	69
Corporate & Other [i]	468	144	—	129	6
Total Reportable Segments	$15,954	$1,210	$1,976	$8,260	$1,441

	2018
				Fixed	Fixed
	Net			asset,	asset
	assets	Investments	Goodwill	net	additions

Body Exteriors & Structure	$7,142	$34	$459	$4,825	$730
Power & Vision [ii]	6,703	1,680	1,260	2,151	655
Seating Systems	815	135	147	330	78
Complete Vehicles	605	2	113	622	170
Corporate & Other [i]	563	338	—	167	17
Total Reportable Segments	$15,828	$2,189	$1,979	$8,095	$1,650

[i]    Included in Corporate and Other Adjusted EBIT are intercompany fees charged to the automotive segments.

[ii]   Includes $541 million of net assets held for sale.

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[b] The following table reconciles Net income from operations to Adjusted EBIT:

	2019	2018

Net Income	$1,632	$2,332
Add:
Interest expense, net	82	93
Other expense, net	240	63
Income taxes	591	619
Adjusted EBIT	$2,545	$3,107

[c] The following table shows Net Assets for the Company’s reporting segments:

	2019	2018

Total Assets	$25,790	$25,945
Deduct assets not included in segment net assets:
Cash and cash equivalents	(1,276)	(684)
Deferred tax assets	(308)	(300)
Long-term receivables from joint venture partners	(71)	(71)
Income taxes receivable	—	(57)
Deduct liabilities included in segment net assets:
Accounts Payable	(5,628)	(6,094)
Accrued salaries and wages	(753)	(769)
Other accrued liabilities	(1,800)	(1,734)
Liabilities held for sale	—	(408)
Segment Net Assets	$15,954	$15,828

[d] The following table aggregates external revenues by customer as follows:

	2019	2018

General Motors	$5,732	$6,303
BMW	5,469	4,826
Ford Motor Company	5,270	5,721
Fiat Chrysler Automobiles	5,173	5,693
Daimler AG	4,887	4,687
Volkswagen	4,001	4,128
Other	8,899	9,469
	$39,431	$40,827

MAGNA INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

[e]          The following table summarizes external revenues and long-lived assets by geographic region:

	External Sales		Fixed Assets, Net
	2019	2018	2019	2018

North America
United States	$9,702	$10,043	$1,661	$1,359
Canada	5,353	5,886	993	1,001
Mexico	4,294	4,618	1,287	1,275
	19,349	20,547	3,941	3,635
Europe
Austria	8,279	7,750	872	938
Germany	4,878	4,893	1,090	1,271
Czech Republic	899	764	276	257
Poland	689	694	201	200
Italy	527	850	244	288
United Kingdom	422	517	209	191
Russia	434	424	134	138
Spain	431	382	79	47
Turkey	293	291	10	8
France	201	219	55	46
Slovakia	139	127	223	71
Other Europe	139	144	215	221
	17,331	17,055	3,608	3,676
Asia Pacific
China	1,947	2,152	528	588
India	144	180	98	106
Korea	44	158	1	21
Other Asia Pacific	29	50	4	3
	2,164	2,540	631	718
Rest of World	587	685	80	66
	$39,431	$40,827	$8,260	$8,095

26. SUBSEQUENT EVENT

Normal Course Issuer Bid

Subsequent to December 31, 2019, the Company purchased 1,955,518 Common Shares for cancellation and 177,103 Common Shares to satisfy stock-based compensation awards, each under an existing normal course issuer bid for cash consideration of $101 million.